U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 10-SB/A

                         Amendment No. 2

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     J-BIRD MUSIC GROUP LTD.
         (Name of Small Business Issuer in its charter)


         Pennsylvania                       06-1411727
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


          396 Danbury Road, Wilton, Connecticut  06897
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (203) 761-9393


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I                                                          1

1.  Description of Business                                     1

2.   Management's  Discussion  and  Analysis  or  Plan  of      8
Operations

3.  Description of Properties                                  12

4.   Security Ownership of Certain Beneficial  Owners  and     13
Management

5.   Directors, Executive Officers, Promoters and  Control     14
Persons

6.  Executive Compensation                                     15

7.  Certain Relationships and Related Transactions             16

8.  Description of Securities                                  16

Part II                                                        16

1.   Market  Price  of and Dividends on  the  Registrant's     16
Common Equity and Related Stockholder Matters

2.  Legal Proceedings                                          17

3.  Changes in and Disagreements with Accountants              17

4.  Recent Sales of Unregistered Securities                    18

5.  Indemnification of Directors and Officers                  23

Part F/S                                                       24

  Financial Statements                                         24

Part III                                                       24

1.  Index to Exhibits                                          24

Reference is made to the quarterly report on Form 10-QSB of J-Bird Music Ltd., for the quarter ended September 30, 1998, filed with the Securities and Exchange Commission (the "Quarterly
Report"), which is incorporated herein by this reference. The Quarterly Report contains the most recent interim financial information on the Company beginning on page 3, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the applicable period beginning on page 10, which should be read in conjunction with the historical information presented herein.

                             PART I

                       ITEM 1 - BUSINESS.

GENERAL

   J-Bird Music Group LTD ("the Company") was incorporated in the State of Pennsylvania on June 7, 1991. J-Bird is authorized by its articles of incorporation to issue 25,000,000 shares of $0.001 par value of common stock, of which 13,837,795 shares were outstanding as of September 30, 1998.

J-Bird Music Group LTD was formerly known as Caltron, Inc. The name was changed on October 8, 1997 upon acquiring J-Bird Records, Inc., the first World Wide Web Recording Label TM. Prior to acquiring J-Bird Records, Inc., the Company was in the business of developing and producing electron beam sterilization and ozone production equipment. Upon management's decision to realign its business by acquiring J-Bird Records, it sold its interests in these businesses, with the exception of a five percent (5%) equity interest in Feild Technologies,LLC("FTL").

BACKGROUND

From June 7, 1991 until November 15, 1995, the Company had no operations, owned no properties and was inactive.

On November 15, 1995, the Company entered into an agreement with a company called Laminar Fluid Controls ("Laminar") under which the Company purchased seven patents relating to fluid control technologies and equipment. Laminar assigned all of its rights, title and interest in said patents to the Company and in return received 100,000 shares of the Company's common stock. Laminar's valves solve many problems such as eliminating pressure spikes in hydraulic lines, regulating precise pressures and flows, and providing long lasting operation in many applications which currently wear out valves in days or weeks.

On April 22, 1997, the Company entered into an Option Agreement with Feild Technologies,LLC ("FTL"), a company based in Bangor, Maine. Under this agreement, the Company merged all seven domestic and foreign valve patents, previously acquired from Laminar, into FTL for a five percent (5%) equity position in FTL. In the event the Company does not receive distributions of at least $100,000 on or before December 31, 2000, it shall be entitled to increase its interest in FTL from 5% to 10%, and the other members' interests in FTL shall be reduced on a basis proportionate to their relative interests. FTL is an operating company run by the original inventor of the patented valve technology. FTL owns a number of fluid control ideas and is in the process of obtaining additional patents. On May 3, 1996, the Company entered into an agreement with Rhode Island Renal Institute ("RIRI") and Brooks Porter ("Porter"). RIRI and Porter entered into a Development and Investment Agreement ("D&I Agreement") and pursuant to the D&I Agreement, RIRI agreed to provide financial support, clinical testing facilities and supplies to Porter to assist his development of the Renal Ozone Sterilization System ("ROSS"). Under the agreement with the Company, RIRI and Porter assigned to the Company the right to manufacture and distribute ROSS, and any other interests or rights created by the D & I Agreement between or among Porter and RIRI. In accordance with the agreement between the Company and RIRI, RIRI received One Hundred Twenty-five Thousand (125,000) shares of restricted common stock of the Company.

ROSS   is  a  dialyzer  sterilization  technology  currently   in
development stage. The technology involves the generation of ozonated water and the use of this water as the dialyzer sterilant. The device is used to generate the ozonated water and use the ozonated water to sterilize filters in kidney dialysis machines. The use of this ozonated water to sterilize said filters is the subject of a patent application which has been filed by RIRI and Porter.

On July 28, 1997, the Company signed a letter of intent with a private investor group to sell its interest in the ROSS technology to said investor group. This agreement called for the Company to assign all of its rights, title and interest in the patent pending and the ROSS project to a newly formed company called the ROSS Corporation in exchange for the return of 1,375,000 shares of the Company's common stock. The ROSS Corporation, using the letter of intent, offered to exchange one share of ROSS Corporation stock for one share of stock of the Company. This exchange offer was open to all shareholders of the Company on a first come, first served basis. The exchange offer was for the period between July 28, 1997 and December 15, 1997. The ROSS Corporation was not able to get commitments for the required 1,375,000 shares of the Company's common stock and the offer was revoked on December 15, 1997. The letter of intent thereafter expired and became null and void.

In December, 1997, the ROSS Corporation signed an agreement with the Company where the ROSS Corporation is going to buy the
Company's interest in the ROSS project for $500,000 and have executed said Agreement and promissory note for that amount. In connection with this transaction the Company recognized a loss of $1,810,000.

On June 14, 1996, the Company entered into an agreement with a company called Applied Advanced Technologies, Inc. ("AAT") and an individual named Tovi Avnery ("Avnery") to acquire an interest in AAT and for AAT to acquire an equity interest in the Company. Under the terms of this Agreement, the Company received an interest in the rights, title and interest in and to an electron
beam  technology.   Under  this agreement,  the  Company  was  to
advance a total of Three Hundred Thousand ($300,000) dollars to AAT in three installments of One Hundred Thousand ($100,000)
dollars,  AAT  received  a  total of $350,000.   In  return,  the
Company received One Hundred Fourteen Thousand Five Hundred Forty-six (114,546) shares of common stock of AAT, representing forty-
five  (45%)  percent  ownership  in  the  company.   Avnery  also
received   One  Hundred  Thirty  Thousand  (130,000)  shares   of
restricted common stock of the Company.

The electron beam technology developed by AAT can apply to the fields of sterilization, ozone generation, fuel atomization, curing inks and coatings, treatment of various surfaces, and hazardous waste cleanup. The electron beam technology is a method of generating electrons in a vacuum, accelerating them into a beam, and then projecting the beam into air through a thin membrane or "window". The proprietary feature of the technology is a newly developed window technology and the unique simplified and compact design of the system.

On April 18, 1997, the Company and AAT entered into an agreement whereby AAT was to buy back the Company's equity position in AAT, conditional upon approval of financing. If the transaction was completed, the Company would have received $4,000,000 for its equity position in AAT. On May 21, 1997, the Company was advised by AAT that it had been unable to secure the potential financing under the April 18, 1997 Agreement to buy back the Company's equity position in AAT. A dispute arose over certain monthly payments and the Company and AAT agreed to go to arbitration, pursuant to their Letter Agreement dated June 14, 1996, to clarify  the  terms  of  the Letter Agreement  and  to  determine whether the Company was obligated to continue funding AAT's research and development operations. Through mediation, the Company decided to conclude its relationship with AAT.

On July 15, 1997, the Company and AAT entered into a Memorandum of Understanding. In accordance with this Memorandum of Understanding, AAT will pay to the Company $350,000 plus interest, not to exceed $500,000, by July 31, 1999. In September, 1997, the Company executed a Release and Assignment of Interest in AAT, to be held in escrow until said monies owed to the Company have been paid in full. The Company and AAT entered into a Pledge Agreement in favor of the Company, wherein AAT permitted the pledge of all issued and outstanding shares of capital stock of AAT, as well as its patent/patent pending in a certain Electron Beam Accelerator, to secure AAT's obligation to make certain deferred payments to the Company under a certain Promissory Note of even date. AAT also executed a Release and Assignment of Interest in the Company. All shares of common stock of the Company owned by AAT or Avnery are to be returned to the Company.

On July 28, 1997, the Company entered into a Letter of Intent with J-Bird Records, Inc., a Connecticut corporation. On October 7, 1997, the Company entered into a Stock Purchase Agreement with the shareholders of J-Bird Records, Inc. to exchange their shares of J-Bird Records for the equivalent number of shares of the Company. The total number of shares exchanged in this transaction was 4,475,000. Upon entering into these agreements, the Company acquired J-Bird Records, Inc. On October 8, 1997, the Company changed its name to J-Bird Music Group LTD. J-Bird Records, Inc., is a wholly owned subsidiary of J-Bird Music Group LTD.

J-Bird Records, Inc.("J-Bird") is the first World Wide Web Recording Label TM. The Company was officially launched on November 1, 1996 to market, distribute and sell music via a new medium - the Internet. At its Website, located at http://www.j-birdrecords.com, the Company attracts and signs recording artists through its on-line office and promotes, markets and sells their recordings through its on-line record store.

The Company's Website provides a comprehensive entertainment and information resource enabling users to search and sample music and artist information interactively through sound and graphics, including on-line "sound stations" for each artist and the J-Bird on-line "radio station". When an artist signs a recording contract with the Company, such artist's music is posted on the Company's Website in digital form for downloading using either Real Audio TM or Shockwave TM "plug-ins". The Website contains a webpage for each of the Company's artists. Users who are interested in the music they sample may purchase it immediately on-line. Users can also obtain information on specific artists and related concert tours, music events and other promotions and read recent articles on the favorite J-Bird artists. J-Bird designs, produces and distributes CD's on-line and in the traditional retail chains around the country. Artists, either new or established, who want more control over the production and distribution of their music, select and contract with J-Bird. J-Bird and the artists then share in the proceeds of the CD sales. By giving tens of millions of Internet users worldwide access to the music of these artists, J-Bird fills a niche not addressed by radio, music videos, and traditional music retailers.

Each new artist that signs with J-Bird is required to submit a master recording, sample art work and pay a nominal fee of currently $1,250 for which the artist automatically receives 125 CDs to sell for $10 each in order to recoup their investment. The artist can also elect to purchase 1,000 CDs upon signing at $2.25 each and the set up fee of $1,250 is waved. The artist executes a Recording Contract with J-Bird which requires the artist to produce one compilation of music for J-Bird during the three year term of their contract. Pursuant to the Recording Contract, J-Bird has the exclusive rights, in perpetuity, to manufacture, advertise, sell and distribute such compilation. In return, the artist receives a 12% royalty on the sales of all CDs produced. If the artist enters into a recording contract with another record label during the three-year term, J-Bird will receive a royalty of 2% of all sales for the first album produced by such artist with such new record label. J-Bird currently has 260 artists in the J-Bird catalogue.

J-Bird has chosen the Internet as its primary marketing vehicle because the Internet provides a low-cost method of providing, displaying and selling different styles and genres of music to a worldwide audience. The Internet also allows J-Bird to target sales to the largest music-buying population, the 15 to 24 age group, which also represents the highest concentration of Internet users. J-Bird's Website offers content-rich music genre sites for rock, pop, alternative, country, urban, rap, jazz, gospel, classical and world music, through the combination of audio, graphics, and text. J-Bird's genre and artist web pages allow users to target music and information based on personal interests. J-Bird believes that this approach provides a stimulating and entertaining on-line environment which establishes a community atmosphere and promotes consumer-driven product sales. J-Bird believes that the Company's business will greatly benefit from the growth of the Internet.

The Company believes that on-line sales of recorded music will compliment the traditional retail channel and will expand overall music sales because of the on-line medium's ability to capitalize on the ongoing shift in demographics of music buyers; to reach a growing international consumer market and to offer the consumer easier access to a broad range of titles. J-Bird also believes that the ability to gather and process data resulting from customer purchases and usage will facilitate targeted promotional efforts in the highly segmented recorded music market. The Internet also provides access to international markets for recorded music which are growing faster than the U.S. market.

In addition, the Company gathers important information about demographics and consumer preferences from users of its Website. This information permits the Company to target subsequent promotions to a particular customer group or geographic area. The Company believes that this practice will enable the Company to market its artists in an efficient, cost-effective manner by targeting the most likely buyers for such artists music. In the future, the Company expects to promote its artists through the use of its radio station and on-line "chat-rooms" intended to spark interest in a particular music genre or artist. The Company believes that its strategy of interactive sales on the Internet combined with targeted promotions will enable it to build a loyal customer base.

Traditional record companies typically incur high promotional and other costs in the distribution of their music, providing a strong disincentive to sign unproven bands. J-Bird's low-cost approach of relying upon listeners' interests, which has already attracted over 250 new artists to the J-Bird label, will continue to do so, and will allow the Company to compete on a cost-effective basis with other record companies. The Company feels that the use of its interactive Website, its on-line radio station, and its targeted advertising, promotion and distribution, creates a new medium for the music industry that permits it to reach music buyers throughout the world and that has the potential to shift the way music is marketed to consumers.

In November, 1997, J-Bird announced that three of it's recording artists were featured on the Pepsiworld.com Website for the months of November and December. Pepsi's new generation of web clients are able to view videos, listen to sound samples, get biographical information and link directly to the J-Bird Records web site to purchase CDs.

Also in November, 1997, J-Bird announced that AudioNet added twenty five (25) J-Bird recording artists to their on-line CD Jukebox. AudioNet is a pioneer in the music industry in helping artists promote and sell their music through broadcasting on the Web.

J-Bird also competes in the distribution and sale of recorded music directly with established record label companies and with other music producers and distributors, including Polygram, Time Warner, EMI, Columbia and Phillips. In November, J-Bird was approached by Navarre Corporation ("Navarre"). J-Bird entered into a three-year exclusive retail distribution Agreement with Navarre. Navarre, one of the leading independent distributors of music and interactive software, distributes to retail accounts throughout the nation, including, Tower Records, The Musicland Group (which includes Media Play, Sam Goody, Musicland and On-
Cue), Blockbuster, Best Buy, Wherehouse, Camelot, HMV, Borders and Circuit City as well as all the leading One Stops. Under the Agreement, Navarre will distribute J-Bird products nationally through its retail distribution relationships.

The Company has six employees.

   ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                            CONDITION
                    AND RESULTS OF OPERATIONS

Subsequent Reports

   Reference is made to the quarterly report on Form 10-QSB of J-Bird Music Ltd., for the quarter ended September 30, 1998, filed with the Securities and Exchange Commission (the "Quarterly Report"), which is incorporated herein by this reference. The Quarterly Report contains the most recent interim financial information on the Company beginning on page 3, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the applicable period beginning on page 10, which should be read in conjunction with the historical information presented herein.

Overview

   The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of J-Bird Music Group LTD's, consolidated results of operations and financial condition for the year ended December 31, 1997. The discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

   J-Bird derives its revenues from three principle sources: (i) sales of compact disks ("CDs") directly to the artists for resale to consumers, (ii) CD sales on the J-Bird Website; and (iii) retail CD sales.

   J-Bird's strategy to develop products and services for the music entertainment business was primarily responsible for its net loss for the years ended December 31, 1997 and 1996. The Company has only a limited operating history in its operations upon which an evaluation of J-Bird and its prospects can be based. Accordingly, J-Bird believes that the results of its operations in the past during which time the Company had minimal revenues, are not meaningful indications of future performance. J-Bird incurred losses from continuing operations of, $1,929,865 for the year ended December 31, 1997 and $351,977 for the year ended December 31, 1996.

   In 1998 the Company signed a distribution agreement with Navarre Corporation which provides the Company with a national presence in approximately 52,000 traditional retail establishments. This agreement also provides the Company with a national sales force that has existing relationships with the major retail outlets in the country. As a start-up entity in 1997 the Company sold directly to retail markets with minimal results. In the second half of 1997 the Company was able to obtain two distribution agreements with regional distributors. This enabled the Company to establish a regional presence and provided credentials that assisted in signing the distribution agreement with Navarre Corporation.

   The Company currently intends to increase substantially its operating expenses to fund increased sales and marketing, enhance its existing website and to complete strategic relationships important to the success of the Company. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorship programs to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business.

CERTAIN FINANCIAL DATA

   The consolidated financial data set forth below was derived from the unaudited consolidated finacial statements of the Company for the nine months ended September 30, 1998, and from the audited consolidated financial statements of the Company for the years ended December 31,1997 and 1996. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes appearing elsewhere in the registration statement and incorporated herein by reference to the Quarterly Report.

   Statement of Operations Data

                             Nine Months
                           Ended September 30     Years Ended December 31
                                 1998                 1997          1996
                              (Unaudited)

Net sales                     $   561,436          $  145,248    $   6,376
Gross profit                  $   284,485          $   23,290    $   4,669
Loss before other expense     $   522,959          $  884,813    $ 351,977
Net loss                      $ 2,273,459          $1,929,865    $ 351,977
Net loss per share            $      0.18          $     0.35    $    0.09

Balance Sheet Data

                         As of September 30   As of December 31

                                1998                1997
                             (Unaudited)

Total assets                 $1,117,041         $1,132,290
Working capital              $  668,584         $  151,710
Due to Shareholders          $    7,330         $   30,880
Shareholders deficit         $4,553,301         $2,281,842


Liquidity and Capital Resources

   The Company has financed its operations and capital expenditures primarily from equity financing and loans from shareholders. At December, 1997, the Company had a cash balance of $-0-. The Company also received $553,820 in cash from the sale of stock through subscription agreements. The amount due under stock subscriptions at December 31, 1997 was $369,750. The Company expects negative cash flow from operations to continue for the foreseeable future, as it continues to develop and market its operations. Inflation has not had any material impact on the Company's operations.

   While the Company has positive working capital at December 31, 1997, the $500,000 note receivable responsible for the positive working capital is in the process of being exchanged for the purchase of treasury stock. See Note 10 to the financial statements.

   The Company is currently pursuing long term financing for its operating activities and a potential acquisition. No source of financing has occurred to date and there can be no assurance that financing will be available, or if available, that it will be on acceptable terms. The ability to finance existing and future operations will be dependent upon external sources, which have yet to be identified. Accordingly, the Company is unable to predict the amount or terms of any financing arrangements it may make in the future.

Results of Operations- year ended December 31, 1997 compared to year ended December 31, 1996

   A comparison of the 1997 results to the 1996 results is not indicative of the operations as the Company did not begin operations until October 1996.

                                    1997                1996

Net Sales                       $145,248              $6,376

Cost of Sales                   $121,958              $1,707

   Sales increased due to the number of artists and bands signed by the Company in 1997. The Company had 164 of artists under agreements at December 31, 1997 compared to 26 at December 31,
1996.

   As a start-up entity in 1997 the Company sold directly to retail markets with minimal results. In the second half of 1997 the Company was able to obtain two distribution agreements with regional distributors. This enabled the Company to establish a regional presence and provided credential that assisted in signing the distribution agreement with Navarre Corporation.

   Cost of sales includes $31,000 of costs that relate to the start up of the Company when no sales took place.

   Approximately $177,000 of inventory became obsolete when the Company changed its distribution network to Navarre. This was recorded as a separate category in the financial statements.

                                     1997                1996

Advertising and Promotion Expenses   $162,377           $46,424

   The increase in advertising and promotion is due to the higher level of operations of the Company. The primary increase from 1996 to 1997 is due to increased services with advertising agencies as a result of the growth in the number of artists.

Professional Fees               $212,255            $105,863

   The increase in professional fees is due to the higher level of legal and accounting fees by approximately $90,000.
Consulting fees were approximately $16,000 greater than the 1996 levels.

Salaries                        $173,225            $126,358

   The increase in salaries is due to the increased number of employees, three in 1997 compared to two in 1996 of the Company.


Financing Fee-Sale of Discounted Stock$868,000        $  -0-

   Financing fees related to the non cash charge for the purchase of restricted common stock at a discount to the market value of the stock.

Administrative Expenses         $264,329             $71,412

   The increase in administrative expenses is due to the increased of operations of the Company. Selling expense increased in 1997 by approximately $43,000 compared to 1996. Printing and stationary, equipment rental, insurance, postage and general office supplies increased by approximately $86,000. Travel and entertainment increased by approximately $64,000.

Interest  Expenses               $68,825              $  -0-

   Interest includes $65,000 relating to the value of warrants issued below fair market value of the stock, in connection with a $30,000 working capital loan. The balance of the interest, $3,825 of interest relates to the $30,000 and $20,000 working capital loans provided to the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No.130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No.130 is required to be adopted for the Company's fiscal year ending December 31, 1998. The adoption of this pronouncement is expected to have no impact on the Company's financial position or results of operations. SFAS No.131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No.131 is required to be adopted for the Company's 1998 year-end financial statements. The Company is evaluating the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

RISKS ASSOCIATED WITH THE YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

The Company intends to conduct an analysis in 1998 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect the Company and its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis.

The failure of a major supplier subject to the Year 2000 issue to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company. In addition, most of the purchases from the Company's website are made with credit cards, and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by their credit card providers.

ITEM 3 - PROPERTIES

The Company's principal place of business is an office located at 396 Danbury Road, Wilton, Connecticut 06897. The office facility consists of approximately 1800 square feet and is being leased pursuant to a thirty-six month lease expiring in July, 2000 for a monthly lease payment of $2638. This does not include overhead charges or salaries.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

    The following table sets forth as of November 19, 1997, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                      Common      Percent of
                                      Shares       Class(2)

Name and Address

John J. Barbieri (1)                 2,960,000       20.7
396 Danbury Road
Wilton, CT  06897

IMM International, Inc. (2)          1,300,000        9.1
#2 Springhill Road, Suite 17
Norwalk, CT  06851

Douglas G. McCaskey(1)(3)             681,000         4.8
26 Gay Bowers Road
Fairfield, CT  06430

Hope D. Trowbridge (1)(2)             255,000         1.8
#2 Springhill Road, Suite 17
Norwalk, CT  06851

Asa L. Fish (1)                       135,000         0.9
396 Danbury Road
Wilton, CT  06897

All Executive officers and           5,331,000       37.2
  Directors as a Group (4)

   (1) These persons are all of the executive officers and directors of the Company.

   (2) Hope D. Trowbridge is the sole officer, director, and shareholder of IMM International, Inc. Accordingly, Ms.
Trowbridge has voting and investment control over these shares.


   (3) Includes 430,000 shares held by Mr. McCaskey through a general partnership in which he is the general partner and principal owner. Accordingly, Mr. McCaskey has voting and investment control over these shares.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PARTNERS AND CONTROL
PERSONS

All directors of the Company serve a term of one (1) year until the next Annual Shareholders Meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Vacancies in the existing board are to be filled by a majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

   The directors and executive officers of J-Bird Music Group LTD as of September 30, 1998 are as follows:

Name                Age  Positions (1)                   Director
                                                           Since
John J. Barbieri     34  President, CEO and Director    October 1997

Douglas G. McCaskey  43  Chairman and Director          April 1997


Hope D. Trowbridge   37  Secretary, Treasurer and       June 1991
                         Director
Asa L. Fish          32  Director                       April 1997

The following is a brief account of the business experience, during the past five years, of each Director. Each of the Directors is a citizen of the United States who has a business address at the Company.

   JOHN J. BARBIERI, CEO, President and Director of the Company, earned a B.F.A. Degree from Paier College of Art in 1986. After graduating, Mr. Barbieri joined Polygram Records as a Senior Graphics Manager responsible for the print production and graphic production budgets as well as implementing domestic production on product. In May 1993, Mr. Barbieri joined Angel Records, a division of EMI Records Group, as Vice President of Creative and Production Services. Until June 1996, he was responsible for creative services production, operations and new technologies departments. Involved in creative direction, marketing and label management, Mr. Barbieri has help pioneer the new multi-media technology for CD PLUS and Enhanced CDs. He founded J-Bird Records, Inc. in July 1996, and serves as its CEO, President and Director as well as serving the same positions for J-Bird Music Group LTD as of October 7, 1997.

   DOUGLAS G. McCASKEY, Chairman and Director of the Company.
Mr. McCaskey is a graduate and MBA candidate of Babson College, where he earned a B.S./B.A. degree in Accounting/Finance in 1975. In November, 1975 he joined Readers Digest Association as a Field Manager. In January, 1982 he joined Shearson American Express as a Vice President of Investments. He went on to work as Vice President of Investments for Oppenheimer & Company and Drexel Burnham Lambert. Mr. McCaskey has over fifteen years of experience in the field of investments, as a retail and institutional broker as well as a Registered Investment Advisor. Mr. McCaskey left the securities industry in 1992, and since leaving has been a principal owner of several real estate projects and provided independent consulting services to businesses in the areas of business development and financing. From December 1996, to the present Mr McCaskey has served as the President and a Director of Marcorp, Inc., an inactive publicly-held corporation with no assets.

   HOPE D. TROWBRIDGE: Secretary, Treasurer and Director of J-Bird Music Group LTD since June 7, 1991, earned a B.S. Degree in Business, concentration marketing, from Skidmore College in 1983. Ms. Trowbridge was employed as an account executive from March, 1986 to November, 1992 at Drexel Burnham Lambert, Access Securities, Minotaur Securities and Harbor Financial, Inc. Registered Agent (Series 7 and 63) August, 1983. She left the securities industry in November 1992. From December 1992, to the present Ms Trowbridge has served as the Corporate Secretary and a Director of Marcorp, Inc., an inactive publicly-held corporation with no assets. She served as President of the Company from December 1996 to April, 1997, and is currently the Secretary/Treasurer.

   ASA L. FISH, has been a director of the Company since April 1997. He served as the Secretary from April 1997 until October 1997, and is presently Vice President and head of Investor Relations for the Company. For five years prior to his joining the Company, he was a Nutrition Expert and Fitness Consultant for Gold's Gym.

During the past five years, none of the officers and/or directors of the Company, nor any of the affiliates or promoters of the Company filed any bankruptcy petition, have been convicted in or been the subject of any pending criminal proceedings, or the subject of any order, judgment or decree involving the violation of any state or federal securities laws.

All directors serve a term of one year until the next Annual Shareholders Meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified.
Vacancies in the existing board are to be filled by a majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

                 ITEM 6 - EXECUTIVE COMPENSATION

   In the year ended December 31,1997 the chief executive officer, John J. Barbieri received a salary of $31,250 prior to the date of the acquisition transaction between Caltron, Inc., and J-Bird Records, Inc., in October 1997. For the remainder of 1997 he did not receive a salary. In 1996 the Company did not pay a salary to its chief executive officer.

   For the year ending December 31, 1998, Mr. Barbieri is being compensated at the rate of $120,000 per year for his services as President. There is no employment agreement with Mr. Barbieri or any other executive officer of the Company.

   There were no stock options granted or exercised to the executive officers in 1996, 1997 or 1998.

     ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain shareholders perform legal and accounting services for the Company. The Company issued 55,000 shares of stock valued at $55,000 for services performed for J-Bird Records Inc. as of the date of acquisition.

               ITEM 8 - DESCRIPTION OF SECURITIES

   The Company is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share, of which 13,837,795 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

                             PART II

   ITEM 1 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS
                             MATTERS

The principal market on which the Company's common shares have traded is the NASDAQ - Over the Counter Bulletin Board under the symbol of "JBRD".

   The Company is presently authorized to issue 25,000,000 shares of common stock, par value $.001 per share, of which, as of September 30, 1998, there were 13,837,795 issued and outstanding. All shares of the common stock are of one class with equal rights and privileges with respect to voting, liquidation and dividend rights.

There are approximately 153 shareholders of record, which figure does not take into consideration those shareholders whose certificates are held in the name of broker-dealers.

As of the date hereof, the Company has not paid or declared any cash dividends. The Company can give no assurance that it will generate future earnings from which cash dividends can be paid. Future payment of dividends by the Company, if any, is at the discretion of the Board of Directors and will depend, among other criteria, upon the Company's earnings, capital requirements, and its financial condition as well as other relative factors. Management has followed the policy of retaining any and all earnings to finance the development of the business. Such a policy is likely to be maintained as long as necessary to provide working capital for the Company's operations.

The following table represents the average range of high and low bid quotations for the calendar quarters during the past two years.


Calendar Quarters                      High Bid      Low Bid

December 1996                           15.25        1.25
March 1997                               7.75        1.25
June 1997                                3.25      0.5313
September 1997                           2.00      0.5313

December 1997                           1.875      0.4063
March 1998                               0.75      0.3125
June 1998                                1.75      0.28125
September 1998                        1.59375      0.5625

The foregoing quotations were obtained from broker-dealers and market makers who provide daily reports of the NASD Electronic Bulletin Board. The above quotes reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

                   ITEM 2 - LEGAL PROCEEDINGS

There are no legal proceedings pending to which J-Bird is a party.

In December, 1997, J-Bird entered into a Settlement Agreement with David Rager, a former employee of J-Bird Records, Inc. Mr. Rager initiated a lawsuit pending in the Superior Court for the Judicial District of Fairfield at Bridgeport entitled Rager V. J-Bird Records, Inc., et al., whereby Rager did not want to enter into the Stock Exchange Agreement with J-Bird Music Group due to differences between Rager and J-Bird Records. Under the Agreement, Rager agreed to exchange his shares in J-Bird Records for shares in J-Bird Music Group. Rager received a total of $48,000 and 50,000 additional shares of J-Bird Music Group LTD.

    ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                         ACCOUNTING AND
                      FINANCIAL DISCLOSURE.

None

        ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

   Described below is information regarding all unregistered sales of securities by the Company during the past three years. All transactions described below were private transactions not involving a public offering and were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. No underwriter was engaged in connection with the foregoing sales of securities. All shares sold were common stock.

   (1) The following sales in April, May, and June 1996, involved the Company's acquisition in privately negotiated transactions of patent rights and technology or an interest in a business with technology under development. The purchasers were each given an opportunity to review all business and financial information on the Company in connection with the negotiations.


On April 10, 1996, the Company, pursuant to the Agreement with
Laminar Fluid Control, acquired all of Laminar Fluid Control's rights, title and interests in seven (7) US and Foreign Valve
Patents in exchange for 100,000 shares of stock.

On May 5, 1996, the Company, pursuant to its Agreement with Rhode Island Renal Institute and Brooks Porter, acquired all of their rights, title and interest in a certain Renal Ozone Sterilization equipment in exchange, Rhode Island Renal received 125,000 shares of stock and Porter received 75,000 shares of stock.

On June 14, 1996, the Company, pursuant to its Agreement with Applied Advanced Technologies and Tovi Avnery, acquired an equity interest in AAT. Under the Agreement, the Company invested $350,000 for a 45% ownership in AAT. Tovi Avnery was issued 130,000 shares of stock pursuant to this Agreement. Pursuant to a Memorandum of Understanding signed in July, 1997, these shares are to be returned to the Company and put into treasury and are not included in the issued and outstanding figure throughout this document.

   (2) The Company is of the opinion that each of the following purchasers was either an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 or sophisticated by virtue of business background and knowledge of the Company through existing business relationships giving them access to business and financial information on the Company.

On April 11, 1996, Cooke Family Trust accepted 10,000 shares of common stock as full payment of the Company's indebtedness of $10,000 for consulting services.

On April 23, 1996, the Company sold 250,000 shares of stock to Cooke Family Trust pursuant to a Subscription Agreement. The
Company received $0.40 a share for a total of $100,000.

On April 25, 1996, the Company sold 150,000 shares of stock to Nostradamus, a partnership, pursuant to a Subscription Agreement.
The Company received $0.735 a share for a total of $110,000.

On May 1, 1996, the Company sold 20,000 shares of stock to Lawrence D. Moses pursuant to his Subscription Agreement. The
Company received $2.00 a share for a total of $40,000.

On May 15, 1996, the Company sold 10,000 shares of stock to the Bailey Realty Trust pursuant to a Subscription Agreement. The
Company received $5.00 a share for a total of $50,000.

On July 26, 1996, the Company issued McCaskey Group 250,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $250,000.

On August 6, 1996, the Company issued Sandra K. Fitzpatrick
35,000 shares of stock pursuant to her Agreement with the Company as serving as a Director.

On August 8, 1996, the Company issued Donald K. Whitcher 12,000 shares of stock as full payment for his outstanding invoice of $10,000 for consulting and investor relations.

On August 14, 1996, the Company issued Cooke Capital Management
300,000 shares pursuant to the terms of his Consulting Agreement with the Company.

On December 15, 1996, the Company issued McCaskey Group 75,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $75,000.

   (3) To the Company's knowledge each of the following purchasers was an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933. Before investing, each purchaser was provided information on the business and financial condition of the Company and given an opportunity to ask questions of and receive information from the executive officers of the Company.

On December 19, 1996, the Company issued Roseann E. Miller 16,500 shares pursuant to a Subscription Agreement. The Company received
$1.00 a share for a total of $16,500.

On December 19, 1996, the Company issued Judith Stevenson as custodian 500 shares pursuant to a Subscription Agreement. The
Company received $1.00 a share for a total of $500.

On December 19, 1996, the Company issued Judith Stevenson 1,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $1,000.

On January 9, 1997, the Company issued Jerold Ehrlich 7,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $7,000.

On January 13, 1997, the Company issued Michael and Cheryl
Donahue 1,000 shares pursuant to a Subscription Agreement.  The
Company received $1.00 a share for a total of $1,000.

On January 14, 1997, the Company issued Jerry and Joanee Cohen
5,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $5,000.

On January 17, 1997, the Company issued to James England 2,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $2,000.

On January 22, 1997, the Company issued Arnold and Marian Bowles
20,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $20,000.

On January 25, 1997, the Company issued Cooke Family Trust 40,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $40,000.

On January 28, 1997, the Company issued Tamara and Daniel Miller
1,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $1,000.

On February 8, 1997, the Company issued to Cooke Family Trust
50,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $50,000.

On February 15, 1997, the Company issued to Robert Fisk 5,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $5,000.

On February 25, 1997, the Company issued Chennekatu and Anney
Peter 2,000 shares pursuant to a Subscription Agreement.  The
Company received $1.00 a share for a total of $2,000.

On February 25, 1997, the Company issued William T. Rogers 2,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $2,000.

   (4) The Company is of the opinion that each of the following purchasers was either an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 or sophisticated by virtue of business background and knowledge of the Company through existing business relationships giving them access to business and financial information on the Company.

On March 18, 1997, the Company issued McCaskey Group 400,000 shares pursuant to a Subscription Agreement. The Company received $0.50 a share for a total of $200,000.

On April 9, 1997, the Company issued Bailey Realty Trust 15,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $15,000.

On April 9, 1997, the Company issued Cooke Capital Management
60,000 shares pursuant to the terms of his Consulting Agreement with the Company.

On April 14, 1997, the Company issued Shiela R. Miller IRA 1,333 shares pursuant to a Subscription Agreement. The Company received $1.50 a share for a total of $2,000.

On April 14, 1997, the Company issued The Volunteer Realty Trust
13,333 shares pursuant to a Subscription Agreement. The Company received $1.50 a share for a total of $20,000.

   On April 28, 1997, the Company issued Asa L. Fish 35,000 shares pursuant to an Agreement with the Company as compensation for services.

   On July 28, 1997, the Company issued Asa L. Fish 100,000 shares pursuant to an Agreement with the Company as compensation for services.

   On July 28, 1997, the Company issued to Douglas McCaskey
250,000 shares pursuant to an Agreement with the Company.  The
Company received $0.10 a share for a total of $25,000.

   (5) Between October 7, 1997 and December 10, 1997, the Company issued 4,475,000 shares to J-Bird Records, Inc. shareholders pursuant to their Agreement with J-Bird Music Group. Pursuant to this Agreement J-Bird Records shareholders exchanged their shares one for one with J-Bird Music Group. The purchasers were each given an opportunity to review all business and financial information on the Company in connection with the exchange.

These shares were issued to the following people:

Name                       Number of Shares

John J. Barbieri              2,960,000
Joseph Kriz                     200,000
Maurizio Lancia                 200,000
Walter Ancker                    90,000
IMM International Inc.          270,000
Justin Cuccia                   210,000
David Minus                      70,000
James Burns                      80,000
Hope Trowbridge                   5,000
Samuel Anderson                   5,000
Mary McCaskey                    10,000
Robert Morrison                  25,000
Richard Wingate                  10,000
John C. Buchanan                    500
Donald Morrison                   1,000
Anna Bailey                       1,000
Bill Kousmanidis                  5,000
Joel Dunkel                         500
Mario Clericuzio                  2,000
David B. McCaskey                 5,000
Morrison Family Trust             1,000
Donna Lancia                      7,500
Eric Friedberg                    2,500
Eric Sands                        4,000
Noteworthy Management Group       1,000
John Sullivan                    80,000
Nancy Piccirillo                  2,500
Thomas Payne                      2,000
Paul Sitar                          500
Michael DeZaio                    5,000
Dana Barron                       5,000
Paul Freundlich                   5,000
Stephen Habetz                    2,000
Michael Russo                     2,000
Fredericka Sands                  5,000
David Rager                     200,000
Anthony Palmesi                   5,000


   (6) The Company is of the opinion that each of the following purchasers was either an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 or sophisticated by virtue of business background and knowledge of the Company through existing business relationships giving them access to business and financial information on the Company.

On October 24, 1997, the Company issued Adam Frick 10,000 shares as full payment for an invoice for $10,000.

On October 24, 1997, the Company issued Mark Galbraith 10,000 shares as full payment for an invoice for $10,000.

On October 24, 1997, the Company issued Todd Connelly 18,000 shares pursuant to his Agreement with J-Bird Records. These shares are currently held in escrow.

On October 30, 1997, the Company issued Maurizio Lancia 11,000 shares as full payment for an invoice for $11,000 for legal work done for the company.

On October 30, 1997, the Company issued Joseph A. Kriz 24,000 shares as full payment for an invoice for $24,000 for legal and accounting work done for the company.

On December 8, 1997, the Company issued IMM International Inc.
500,000 shares pursuant to a Subscription Agreement. The Company received $0.25 a share for a total of $125,000.

On December 8, 1997, the Company issued IMM International, Inc.
500,000 shares pursuant to a Subscription Agreement. The Company received $0.25 a share for a total of $125,000.

On December 8, 1997, the Company issued IMM International, Inc.
1,000,000 shares pursuant to a Subscription Agreement.  The
Company received $0.25 for a total of $250,000.

On March 18, 1998, the Company issued Christy & Viener 27,000 shares of common stock in payment for legal services.

On April 6, 1998, the Company issued IMM International, Inc.
1,000,000 shares pursuant to a Subscription Agreement.  The
Company received $0.25 per share for a total of $250,000.

On April 22, 1998, the Company issued 5,000 shares to Christina
Salito, an employee, as compensation.

On April 22, 1998, the Company issued 10,000 shares of common stock to Darrin Nowickj, an employee, as compensation.

On April 22, 1998, the Company issued to the Cook Family Trust
500,000 shares under a Subscription Agreement. The Company received $0.30 per share for a total of $150,000.

On May 13, 1998, the Company issued 500,000 shares of common stock to Security Capital in payment for consulting services.

On May 20, 1998, the Company issued IMM International, Inc.
500,000 shares pursuant to a Subscription Agreement. The Company received $0.30 per share for a total of $150,000.

In July 1998, the Company issued to Billy Squier 40,000 shares of common stock as consideration for entering into a recording contract with the Company.

On September 10, 1998, the Company issued 250,000 shares to
Lawrence Forrest under a Subscription Agreement. The Company received $0.40 per share for a total of $100,000.

On September 21, 1998, the Company issued 10,000 shares to
Maurizio Lancia in payment for legal services.

On September 21, 1998, the Company issued 10,000 shares to
Charlene Wright in payment for legal services.

In November 1998, the Company issued 500,000 to the McCaskey
Group under a Subscription Agreement. The Company received $0.25 per share for a total of $125,000.

On November 20, 1998, the Company issued 100,000 shares to Jorel
Management in payment for consulting services.

On December 14, 1998, the Company issued Christy & Viener 7,500 shares of common stock in payment for legal services.

       ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company provide that a director of officer of the Company will not be personally liable to the Company or its shareholders for monetary damages for acts or conduct of said officer or director performed for or on behalf of the Company, except for liability arising out of his own negligence or willful misconduct.

The Company is entitled under its By-laws to purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in any capacity.

                            PART F/S

                      FINANCIAL STATEMENTS

     The 1997 and 1996 financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1. Reference is made to the quarterly report on Form 10-QSB of J-Bird Music Ltd., for the quarter ended September 30, 1998, filed with the Securities and Exchange Commission (the "Quarterly Report"), which is incorporated herein by this reference. The Quarterly Report contains the most recent interim financial information on the Company beginning on page 3, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the applicable period beginning on page 10, which should be read in conjunction with the historical information presented herein.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibits

Exhibit  SEC Ref.      Title of Document                     Page
No.      No.

1        (3)(i)   Articles ofIncorporation,as amended        E-1

2        (3)(ii)  By-Laws                                    E-8

3        (2)      Letter of Intent between the Company       E-33
                   And J-Bird Records, Inc.

4        (10)     Navarre Corporation Distribution           E-35
                   Agreement

5        (10)     Feild Technologies Option Agreement        E-46
                   Dated April 15, 1997

6        (10)     Feild Technologies Investment Agreement    E-47
                   Dated May 20, 1997

7        (10)     Assignment Agreement with Rhode Island     E-52
                   Renal Institute and Brooks Porter

8        (10)     Letter Agreement with Applied Advanced     E-58
                   Technologies, Inc.

9        (21)     Subsidiaries of the Registrant             E-66

10       (99)     Form 10-QSB of the Company for the         E-67
                   quarter ended September 30, 1998

11       (27)     Financial Data Schedule (1)                Not
                                                             Applicable

(1) The Financial Data Schedule is included only in the electronic filing of this registration statement with the Securities and Exchange Commission.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   J-BIRD MUSIC GROUP LTD.

Date:  December 16, 1998           By: /s/John J. Barbieri, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: December 16, 1998         /s/ John J. Barbieri, Director

Dated: December 18, 1998         /s/ Douglas G. McCaskey, Director

Dated: December 18, 1998         /s/ Hope D. Trowbridge, Director

Dated: December 16, 1998         /s/ Asa L. Fish, Director

                     J-BIRD MUSIC GROUP LTD.

                      Financial Statements

                   December 31, 1997 and 1996

                            CONTENTS


Independent Auditors' Report                                 F-2

Balance Sheet                                                F-3

Statements of Operations                                     F-4

Statements of Cash Flows                                     F-5

Statements of Stockholders' Equity                           F-6

Notes to the Financial Statements                            F-7

                     Schnitzer & Kondub P.C.
                  Certified Public Accountants
                      550 Mamaroneck Avenue
                    Harrison, New York 10528

INDEPENDENT AUDITORS' REPORT

Board  of Directors
J-Bird Music Group LTD.

We have audited the accompanying balance sheet of J-Bird Music Group LTD. as of December 31, 1997 and the related statements of operations , changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J-Bird Music Group LTD. as of December 31, 1997 and the results of its operations and cash flows for each of the years in the two year period ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 1. to the financial statements the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the previously issued financial statements the Company had accounted for the acquisition of J-Bird Records, Inc. using the purchase method of accounting with Caltron Inc. being the acquiring company. The accompany financial statements reflect J-Bird Records, Inc. acquiring Caltron. In addition certain sales of stock to shareholders at a price below the market value have been adjusted to reflect the difference between the subscription price and fair market value of the stock as financing expense. The financial statements have also been adjusted to reflect the estimated fair value of services performed by the chief executive office at no cost to the Company. The effect of these adjustments is to decrease net loss by $1,217,836 in 1997 and $121,333 in 1996.

Schnitzer & Kondub P.C.
Harrison, New York
February 18, 1998
(Except for Notes 1. and 2. for which the date is October 1, 1998 and Note 10. for  which the date is November 18, 1998)

                     J-BIRD MUSIC GROUP LTD.
                          BALANCE SHEET
                        DECEMBER 31, 1997


ASSETS


Inventory                                             $      53,766
Accounts receivable                                          10,095
Loans receivable, shareholder                                35,000
Recording advances                                           21,665
Note receivable                                             500,000
Total Current Assets                                        620,526

Fixed assets, net                                           131,485
Note receivable                                             350,000
Other assets                                                 30,279

Total Assets                                            $ 1,132,290

LIABILITIES AND STOCKHOLDERS' EQUITY

Account payable and accrued expenses                   $    361,416
Accrued royalties                                           17,400
Notes payable                                                90,000
Total current liabilities                                   468,816

Due to shareholders and officers                             30,880

Total Liabilities                                           499,696

Stockholders' Equity
Common stock $.001 par value 25,000,000 shares
authorized, 10,985,795 issued and outstanding                10,985
Stock subscriptions receivable                            (369,750)
Paid in capital                                           3,273,201
Deficit                                                 (2,281,842)
                                                            632,594

Total Liabilities and Equity                            $ 1,132,290

                     J-BIRD MUSIC GROUP LTD.
                    STATEMENTS OF OPERATIONS
             YEARS ENDED DECEMBER 31, 1997 AND 1996



                                           1997           1996
                                     ------------- --------------

Net sales                           $      145,248     $    6,376

Cost of sales                              121,958          1,707
                                            23,290          4,669
Operating expenses:
Advertising and promotion                  162,377         46,424
Professional fees                          212,255        105,863
Amortization and depreciation               27,092          6,589
Salaries                                   173,225        126,358
Interest                                    68,825              -
Selling, general and administrative
  expenses                                 264,329         71,412

                                           908,103        356,646

Net (loss) before other income
  (expenses)                              (884,813)      (351,977)

Other income (expense):
Write down of inventory                   (177,052)
Financing fee- sale of discounted
  common stock                            (868,000)             -

                                        (1,045,052)             -

Net loss                              $ (1,929,865)    $ (351,977)

Net loss per common share
  (basic and diluted)                 $      (0.35)    $    (0.09)

Weighted average common shares
  outstanding                            5,497,341      4,000,000

                     J-BIRD MUSIC GROUP LTD.
                    STATEMENTS OF CASH FLOWS
             YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                 1997             1996
                                            --------------   --------------
Cash flows from (used in) operating
activities
Adjustments to reconcile net (loss)
to net cash from (used in)
operating activities:

Net (loss)                                   $ (1,929,865)    $ (351,977)
Amortization and depreciation                      27,092          6,589
Financing fee- sale of common stock
  at discount                                     868,000              -
(Increase) in accounts receivable                  (8,143)        (1,952)
(Increase) in inventory                            (5,501)       (48,265)
Stock issued for services                          78,300        145,600
(Increase) in recording advances                  (21,665)             -
(Increase) other assets                                 -        (27,249)
Compensation expense (non cash)                    88,750        120,000
Interest expense (non cash)                        65,000              -
Notes payable                                      40,000              -
Increase in accounts payable                      216,926         85,475

Net cash (used in) operating activities          (581,106)       (71,779)

Cash flows from (used in) investing activities

Cash acquired in merger                             2,448              -
Purchase of fixed assets                          (60,936)       (90,827)

Net cash (used in) investing activities           (58,488)       (90,827)

Cash flows from (used in) financing activities

Stock issued for cash                             553,820        167,500
Due from officers                                  13,719        (13,719)
Due to shareholder                                    380         30,500
Proceeds from notes payable                        50,000              -

Net cash from financing activities                617,919        184,281

Net increase (decrease) in cash                   (21,675)        21,675

Cash, beginning of year                            21,675              -
Cash, end of year                            $          -     $   21,675

<PAGE)

                              J-BIRD MUSIC GROUP LTD.
                   STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                       YEARS ENDED DECEMBER 31, 1997 AND 1996

                                               Common                  Retained
                                   Common      Stock      Paid-in      Earnings       Subscript
                                   Shares      Amount     Capital      (Deficit)      Receivable     Total
BALANCE AT
 JANUARY 1, 1996                           -   $     -    $        -   $         -    $       -      $         -

Net loss                                   -         -             -      (351,977)           -         (351,977)
Fair value of employment
  services-non compensated                 -         -       120,000             -            -          120,000
Stock issued for cash              2,120,000     2,120       165,380             -            -          167,500
Stock issued for services          1,880,000     1,880       143,720             -            -          145,600

BALANCE AT
DECEMBER 31, 1996                  4,000,000   $ 4,000    $  429,100   $  (351,977)   $       -      $    81,123

Net loss                                   -         -             -    (1,929,865)           -       (1,929,865)
Stock subscription receivable      1,629,000     1,629       368,121                   (369,750)               -
Financing fee-sale of discounted
  common stock                                               868,000                                     868,000
Issuance of stock warrant for
  note payable                             -         -        65,000             -            -           65,000
Fair value ofemployment
  services-non compensated                 -         -        88,750             -            -           88,750
Merger of J Bird Music Group LTD   4,202,325     4,202       823,264             -            -          827,466
Stock issued for cash              1,074,570     1,074       552,746             -            -          553,820
Stock issued for services             80,000        80        78,220             -            -           78,300

BALANCE AT                        10,985,895  $ 10,985   $ 3,273,201   $(2,281,842)   $(369,750)     $   632,594
DECEMBER 31, 1997

J- Bird Music Group LTD.
Notes to Consolidated Financial Statements
Years Ended December  31, 1997 and 1996

Note 1.  Organization and Significant Accounting Policies

On October 7, 1997, Caltron, Inc. ("Caltron")entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records Inc. for the equivalent number of shares of Caltron Inc. The total number of shares exchanged in this transaction was 4,475,000. On October 8 1997, Caltron, Inc. changed its name to J-Bird Music Group
LTD(the "Company"). J-Bird Records, Inc., is a wholly owned subsidiary of J-Bird Music Group LTD.

As  a  result of this transaction, the former shareholders of  J-
Bird Records , Inc. will be the controlling shareholders of the Company. This transaction has been accounted for as purchase of Caltron, Inc. by J-Bird Records, Inc.

J-Bird Records, Inc. is the first World Wide Web Recording  Label
(TM). The Company was officially launched on November 1, 1996 to market, distribute and sell music via a new medium - the Internet. At its Website, located at http://www.j-birdrecords.com, the Company attracts and signs recording artists through its on-line office and promotes, markets and sells their recordings through its on-line record store.

The Company has experienced operating losses since its inception and has experienced significant cash flow problems. The Company is in the processing of raising capital through various sources to fund its operations and has implemented certain operating strategies to obtain profitably.

Amounts shown in the consolidated financial statements differ from those previously reported to shareholders due to : a change in the accounting for the merger between Caltron and J-Bird
Records Inc. with J-Bird Records Inc. being the acquiring company, recording the estimated fair value of officer compensation at no cost to the Company and accounting for the issuance of stock in certain subscription agreements at less than the fair market value of the stock . A reconciliation of sales and net income is as follows:
                                         1997           1996
Sales:
Sales as previously reported          $13,226           $-0-
Adjustments                           132,022          6,376
Restated                             $145,248        $ 6,376

Net loss:
Net loss as previously reported  $(3,147,701)     $(473,310)
Adjustments                         1,217,836        121,333

Restated                         $(1,929,865)     $(351,977)

Investments in affiliates

The Company accounts for its investments in affiliates by using the equity method of accounting, under which the Company's share of earnings of these affiliates is reflected in the statement of operations. Investments acquired through the issuance of the Company's stock are recorded at an average of the most recent sales price of the stock at the date of acquisition.

Fixed Assets

Fixed assets are recorded at cost and are being depreciated over their estimated useful lives ( 5 to 15 years).

Principles of Consolidation

The consolidated financial statements include the accounts of the
Company  and  its  wholly owned subsidiary, J-Bird  Records  Inc.
Material   intercompany  balances  and  transactions  have   been
eliminated in consolidation.

Cash

For purposes of the statement of cash flows, the Company considers cash as cash held in operating accounts and all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory

Inventory  of  $  53,766, stated at the lower of cost  or  market
(first in, first out), consists of  musical CDs.

Revenue Recognition

Revenue  is  recorded when CDs are shipped from  its  fulfillment
center.   The  Company maintains its inventory at  a  fulfillment
center, which provides the shipping to customers.

Recording Advances

Recording advances represent advances against future royalties of certain recording artists. Royalties are accrued at 12% of an artist's sales.

Officers' Compensation

In 1997 and 1996 the chief executive officer received $31,250 and $ -0- of cash compensation. The financial statements have been adjusted to include annual compensation of $120,000, to reflect the fair value of the services provided, as a charge to operations. Paid in capital has been increased, accordingly. Income Taxes

The  Company  accounts  for  income  taxes  under  Statement   of
Financial  Accounting  Standard No. 109, "Accounting  for  Income
Taxes."    The   Company  has  a  net  loss  carry   forward   of
approximately $3,000,000 which expires through 2012.
Earnings Per Share

  In 1997 the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share". Earnings per share are based on the weighted average number of shares outstanding. Common stock equivalents have not been considered as their effect would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Restatements

In the previously issued financial statements the Company had accounted for the acquisition of J-Bird Records, Inc. using the purchase method of accounting with Caltron Inc. being the acquiring company. The accompany financial statements have been restated to reflect J-Bird Records, Inc. acquiring Caltron. In addition certain sales of stock to shareholders at a price below the market have been adjusted to reflect the difference between the subscription price and fair market value of the stock as a financing fee. The financial statements have also been adjusted to reflect the estimated fair value of services performed by the chief executive office at no cost to the Company.

Note 2. J-Bird Records Inc.

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records, Inc. for the equivalent number of shares of the Company. The total number of common shares exchanged in this transaction was 4,475,000 and was valued at $827,466, the net assets of Caltron at date of acquisition. The 4,000,000 shares received by the founding shareholders of J-Bird Records, Inc. in connection with the acquisition have been shown as outstanding since the inception of J-Bird Records, Inc. This transaction has been accounted for as a purchase. The financial statements include the operations of Caltron, Inc. since October 7, 1997, date of acquisition. No goodwill was recorded in this transaction.

The following table summarizes the unaudited pro forma results of operations of the Company for the years ended December 31, 1997 and 1996, assuming the acquisition of Caltron, Inc. had occurred on January 1, 1996. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place on January 1, 1996 or of future results of operations.


                                 1997           1996
Net Sales                      $ 145,248      $ 6,376

Net (Loss)                  $ (4,390,758)  $ (825,287)
Net (loss) per share             $ (.50)      $ (.10)
Weighted average shares        8,784,010    8,382,225


Note 3. Disposition of Long Term Assets and Investments

Laminar Fluid Controls

On November 15, 1995, Caltron entered into an agreement with Laminar Fluid Controls to purchase seven patents relating to fluid control technologies and equipment. Laminar Fluid Controls assigned all of its rights, title and interest in said patents to and in return received 100,000 shares of the Caltron's common stock.

On April 22, 1997, the Caltron entered into an option agreement with Field Technologies, LLC ("FTL"), a company based in Bangor, Maine. Under this Agreement, the Caltron merged its patents into FTL for a five percent (5%) equity position in FTL. FTL is an operating company run by the original inventor of the patented valve technology.

In accordance with Statement of Financial Accounting Standard 121
"Accounting for the Impairment of Long Lived Assets and for  Long
Lived Assets to be Disposed Of" no value was assigned to the patents at the date of acquisition.

Rhode Island Renal Institute

On May 3, 1996, the Caltron entered into an agreement with Rhode Island Renal Institute ("RIRI") and Brooks Porter ("Porter"). RIRI and Porter entered into a development and investment agreement and pursuant to this agreement, RIRI agreed to provide financial support, clinical testing facilities and supplies to Porter to assist his development of the Renal Ozone Sterilization System ("ROSS:"). Under the agreement with Caltron RIRI and Porter assigned to Caltron the right to manufacture and distribute ROSS and any interests created by the development and investment agreement among Porter and RIRI. In accordance with the agreement, RIRI received 125,000 shares of restricted common stock of Caltron.

In December 1997, the ROSS Corporation signed an agreement with the Caltron where the ROSS Corporation is going to buy the Caltron's interest in the ROSS Project for $500, 000. In connection with this transaction Caltron wrote down the value of its investment to $500,000 as of the date of acquisition. See
Note 10. to the financial statements.

Applied Advanced Technology

On June 14, 1996, Caltron entered into an Agreement with Applied Advanced Technologies, Inc. ("AAT") and Tovi Avnery ("Avnery") to acquire an interest in AAT and for AAT to acquire an equity interest in Caltron Under the terms of this agreement, Caltron received an interest in the rights, title and interest in and to an electron beam technology. Under this Agreement, Caltron was to advance a total of $300,000 dollars to AAT. AAT received a total of $350,000. In return, the Company received 114,546 shares of common stock of AAT, representing 45% ownership in the company. Avnery also received 130,000 shares of restricted common stock of the Company.

On July 15, 1997, Caltron and AAT entered into a memorandum of understanding to terminate its relationship whereby AAT will pay Caltron $350,000 plus interest, not to exceed $500,000, by July 31, 1999. In September, 1997, Caltron executed a release and assignment of interest in AAT, to be held in escrow until said monies owed to Caltron have been paid in full. Caltron and AAT entered into a pledge agreement in favor of the Company, wherein AAT permitted the pledge of all issued and outstanding shares of capital stock of AAT, as well as its patent/patent pending in a certain electron beam accelerator, to secure AAT's obligation to make certain deferred payments to the Company under the $350,000 promissory note. AAT also executed a release and assignment of interest in Caltron. All shares of common stock of Caltron owned by AAT or Avnery are to be returned to Caltron and are not included in the outstanding shares of the Company at December 31, 1997. See Note 10. to the financial statements.

Note 4. Note Receivable

Notes receivable consists of:

Note from AAT bearing interest at the prime rate due July 31,1999
AAT  has  pledged  its  outstanding stock and  patent/pending  to
secure this note                                                    $ 350,000
See Note 10.

Note  from  Ross Corporation bearing interest at 5% due  December
10, 1998
The note is collateralized by the patent/pending associated with
the ROSS Project.  See Note 10.                                     $ 500,000

Note 5. Related Party Transactions

Certain shareholders perform legal and accounting services for the Company.The Company issued 55,000 shares of stock valued at $55,000 for services performed for the Company.

In April and July of 1997 an officer of Caltron entered into stock subscription agreements with Caltron, Inc. to purchase 135,000 shares of stock at $.10 per share. The agreements were amended to account for the shares being issued for services. The fair market value of the stock, $228, 800, was recorded as consulting fees prior to the merger with J Bird Records Inc.

In July of 1997 a shareholder of Caltron entered into a stock subscription agreement with Caltron, Inc. to purchase 250,000 shares of stock at $.10 per share. The difference between the subscription price and the fair market value of the stock, $347,500, was recorded as financing fees prior to the merger with J-Bird Records Inc.

In December of 1997 certain shareholders of the Company entered into stock subscription agreements with the Company, to purchase 2,000,000 shares of stock at $.25 per share. The difference between the he subscription price and the fair market value of the stock, $868,000 was recorded as a non-cash charge to operations, "financing fee-sale of discounted stock".

At December 31, 1997 $369,750 in stock subscriptions receivable were outstanding from shareholders who had purchased stock at a discount to market in 1997.

Note 6.  Property and Equipment

Property and equipment consist of:

  Computer equipment and software                      $ 153,829
  Leasehold improvement                                    8,571
  Furniture and fixtures                                   2,766
                                                         165,166
  Accumulated depreciation                               (33,681)
                                                       $ 131,485
                                                          ======
Note 7.  Notes Payable

Amounts due at December 31, 1997 consist of the following:

     Note payable - stockholder                        $ 40,000
     In connection with a judgment of $48,000 against the Company for past services.
     The Company entered into a settlement
     agreement to pay the claimant $48,000
     and issue 50,000 shares of common stock.
     Payments of $8,000 per month for 5 months commence in February, 1998

     Note payable to an individual,                      30,000
     bearing interest at the prime rate to provide the Company working capital.

     Note payable to a former shareholder for            20,000
     $20,000 bearing interest at the prime rate to
     provide the Company working capital
                                                       $ 90,000
                                                         ======

In connection with the $48,000 settlement described above, a liability of $48,125 was recorded for the fair value of the 50,000 common shares to be issued. In addition the stockholder was granted an option to purchase shares, under the same terms of future subscription agreements for stock to be issued under fair market value, to maintain a 2.3 % ownership percentage of the Company. No options have been exercised under this agreement. Approximately 30,000 shares may be issued upon exercise of the option .

In connection with the $30,000 loan described above, warrants to purchase 2% of the J Bird Records Inc. outstanding common stock prior to a merger or acquisition were issued. The warrants are exercisable through March 2002 at $.25 per share. The number of warrants to be issued is 87,140 based upon the merger with Caltron Inc. The difference between the exercise price of the warrants and the fair market value of the stock at the date of the loan, $65,000, was recorded as interest expense in 1997.

Note 8. Common Stock

At December 31, 1997 $369,750 in stock subscriptions receivable were outstanding from shareholders who had purchased stock at a discount to market in 1997.

At  December   31,  1997 warrants to purchase  87,140  shares  of
common stock exercisable through March 2002 at $.25 per share were outstanding.

At December 31, 1997 options to purchase $60,000 shares of stock at $1 per share were outstanding.

Note 9.  Commitments and Contingencies

(a)  Leases

The Company has an operating lease agreements for an office condominium. Aggregate annual minimum future rental payments under the leases are $31,650, in 1998: $ 31,650, in 1999: and $
18,466 in 2000.

The Company has an option to purchase the office condominium for $379,800 at the end of the lease. Fifty percent of the aggregate lease payments would be applied to the purchase price.

(b)  Operating  Agreements

The Company has a one year agreement with a public relations firm that requires monthly monthly payment of $4,500 in 1998.

(c)  Royalty  Agreements

The Company typically has agreements with recording artists that require royalty payments at 12% of the artists' sales.

(d) Common  Stock

During the years ended December 31, 1997 and 1996, the Company issued shares of its common stock. These shares were not registered under the Securities Act of 1933 based on the exemption from registration thereunder provided by section 4 (2), thereof for offerings not involving a public offering.

Note 10.  Subsequent Event

In November 1998 the Company and the ROSS Corporation agreed to exchange 125,000 shares of the Company's stock owned by ROSS for the $500,000 note receivable in the accompanying financial statements. If the agreement is finalized the Company's assets and stockholders' equity would be decreased by $500,000 to $632,290 and $132,594 respectively.

In May of 1998 $205,000 was received for full settlement of the $350,000 note due from AAT. The difference of $145,000 was recorded as a loss on disposal of assets in the first six months of 1998.